BERRY PLASTICS GROUP, INC
101 Oakley Street
Evansville IN 47710

March 7, 2016
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:             Melissa N. Rocha
Tracey Houser

RE:        Berry Plastics Group, Inc.
Form 10-K for Fiscal Year Ended September 26, 2015
Filed November 23, 2015
Form 10-Q for Fiscal Quarter Ended January 2, 2016
Filed February 11, 2006
Form 8-K Filed February 10, 2016
Response Dated February 12, 2016
File No. 1-35672

Dear Ms. Rocha and Ms. Houser:

Please find below the responses of Berry Plastics Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of February 23, 2016 regarding the Company’s Form 10-K for Fiscal Year Ended September 26, 2015 (the “Form 10-K”), Form 10-Q for Fiscal Quarter Ended January 2, 2016 (the “Form 10-Q”) and Form 8-K Filed February 10, 2016 (“Form 8-K”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-Q for Fiscal Quarter Ended January 2, 2016

3. Acquisition, page 9

1. Please expand your disclosures for the acquisition of Avintiv to provide a description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1.a.

In response to the Staff’s comment, in future filings the Company will include the following disclosure in the respective footnote related to the goodwill recognized from the Avintiv acquisition.

“The Company has recognized goodwill on this transaction primarily as a result of expected synergies and the going concern nature of Avintiv.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Summary, page 20

2. We note that you reorganized into three operating segments. During the conference call on February 10, 2016, the CEO described the reorganized segments as market-facing divisions. It was also noted during the conference call that the Specialties portion of the Health, Hygiene & Specialties operating segment is primarily related to the construction, industrial, and agricultural markets. Regarding your Health, Hygiene & Specialties segment, please expand your disclosures to describe the products included in this segment, provide a discussion of why the CODM has decided to manage the Health and Hygiene and Specialties as one segment and quantify how much of the segment relates to specialty products.

6505510

The CODM elected to include 100% of the acquired Avintiv business in the Health, Hygiene and Specialties segment in order to maintain management continuity and limit business integration risk.  The Specialties portion of the segment represents approximately 24% of the segment's net sales and includes industrial wipes, building wraps, and components for filtration and agricultural products from Avintiv.

In response to the Staff’s comment, in future filings the Company will modify and expand the description of the Health, Hygiene & Specialties segment by replacing “high-performance solutions” with the following:

“industrial, construction and filtration applications.”

3. Please disclose the amount of cost saving synergies you currently anticipate realizing related to the acquisition of Avintiv along with the timing of those synergies.

In response to the Staff’s comment, in future filings the Company will disclose the expected annual cost synergies of $65 million related to the Avintiv acquisition with $40 million expected to be realized in fiscal 2016 and full realization in fiscal 2017.

4. We note that your first quarter of fiscal year 2016 included more shipping days than the prior year period. Please quantify the impact to net sales at the consolidated and segment levels. In this regard, we note that the Avintiv acquisition resulted in an increase to net sales of 40.9% with an offset of 8% due to selling price decreases and 5% due to the unfavorable impact of currency translation, which leaves 4.1% of the increase unexplained. Please refer to Item 303(a)(3)(i) of Regulation S-K for guidance.

The Company is unable to precisely quantify the impact of changes in shipping days either at the consolidated or segment level.  For analytical purposes management provided information on a per shipping day basis during the conference call.

In response to the Staff’s comment, based on this high level approach described above the impact to the Consolidated, Consumer Packaging, Engineered Materials and Health, Hygiene & Specialties base volumes was approximately +1%, +5%, +4% and negative 4%, respectively.  The impact in Health, Hygiene & Specialties was negative compared to the positive impact for the other two segments due to the timing of the Avintiv acquisition in the current year and a higher number of shipping days in Avintiv's comparable prior year reporting period.

In response to the Staff’s comment, the 4.1% consolidated unexplained increase primarily consists of the 1% base volume increase mentioned above and volume from an acquisition made by Avintiv prior to Berry’s acquisition of Avintiv.

5. We note that during the conference call you attributed the improvement in operating results to the realization of synergies in addition to the other factors already discussed. Considering the significance of the synergies you have discussed during the conference call to your operating results, please disclose the actual cost saving synergies realized at the consolidated and segment level. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

The Company has a long history of acquiring and integrating companies.  We believe the Company has been able to achieve synergies by leveraging scale, eliminating duplicative costs, rationalizing facilities and integrating production.  However, while the expected benefits on earnings are estimated for each acquisition and are updated as the Company has better visibility to an acquired company’s operations, business practices, and contracts post-closing, we are generally unable to accurately quantify actual cost savings with reasonable precision due to systems integrations and comingled benefits between segments.  As historical combinations and restructuring plans have not allowed us to accurately separate realized synergies compared to what was identified, we measure the synergy realization based on the overall segment profitability.

6. Please provide an analysis of the material factors that led to the $8M increase in selling, general and administrative expenses for the Consumer Packaging segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the selling, general and administrative increase of $8 million is primarily attributed to approximately $4 million related to the additional days in the Quarter as well as general inflation.

7. Please expand your discussion and analysis of the material factors contributing to the 337% increase in Health, Hygiene, & Specialties’ net sales to include all material factors along with an analysis of each factor. In this regard, we note that Avintiv net sales resulted in a 387% increase offset by 8% for unfavorable currency translation, 2% lower selling prices, and 4% lower volume, which leaves 36% of the decrease unexplained.

In response to the Staff’s comment, when including Avintiv’s net sales of $499 million in the Prior Quarter, Health, Hygiene & Specialties net sales decreased approximately $64 million or 10%.  This decline is primarily attributed $53 million (8%) for unfavorable currency translation and $15 million (2%) lower selling prices.

Further, we note that you attribute the 4% decline in volume to an increase in shipping days in the prior quarter. However, your discussion and analysis of Consumer Packaging notes that the higher shipping days was in the recent quarter and not the prior quarter. Please ensure your analysis of the decline in volume addresses all the material positive and negative trends, events, demands, commitments and uncertainties, which may make it necessary to discuss the underlying components, such as the pressure on the Specialties side noted during the conference call.

In response to the Staff’s comment, please see response to comment #4 regarding Health, Hygiene and Specialties shipping days.

Similarly, please also provide a discussion and analysis of the material factors contributing to the 37% decline in Engineered Materials’ net sales, as the current discussion only addresses 2% of the decline (6% decline due to pricing offset by 4% increase due to volume). Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, please note Engineered Materials net sales decreased $14 million or 3.7% compared to the tabular disclosure of 37% due to a clerical error.

8. Please ensure your discussion and analysis of Engineered Materials’ operating income increase addresses all material factors. In this regard, we note from your conference call remarks that the improvement was also positively impacted by (a) product mix improvement, (b) net productivity improvements in manufacturing, and (c) cost savings in selling, general and administrative costs. Please ensure that you provide an analysis of product mix. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, please note the Company is generally unable to quantify the actual impact of product mix improvement as this benefit is included in both base sales volumes and price.  The net productivity improvements in manufacturing and the reductions in selling, general and administrative costs were each approximately $0.5 million.

Liquidity and Capital Resources, page 23

9. Regarding your presentation of Adjusted EBITDA, in which you are adding a pro forma amount for Avintiv’s historical EBITDA and also unrealized cost savings, as a material component in the calculation of the first lien leverage ratio and also as a financial measure to assess the performance of your business, please address the following:

•	Please explain why management believes this measure is useful to investors to assess the performance of your business, as required to be disclosed by Item 10(e)(1)(i)(c) of Regulation S-K;

•	Tell us why you have included Avintiv’s historical EBITDA prior to acquisition results in an operating performance measure and how doing so is useful to investors; and

•
Tell us whether Adjusted EBITDA is intended to be presented as pro forma financial information prepared in accordance with Article 11 of Regulation S-X. If the presentation does not comply with Article 11 of Regulation S-X, it is unclear why you are labeling the adjustment as pro forma. Please also address this comment for your presentation in the earnings press release included as an exhibit to your Form 8-K.

The Company’s debt agreements contain certain ratios related to the Company’s fixed charges and first lien secured debt leverage.  The definition included within the respective agreements provides certain adjustments on a “Pro Forma Basis”, including Adjusted EBITDA, for purposes of calculating the ratios and is not intended to be presented or prepared in accordance with Article 11 of Regulation S-X.

Presenting Adjusted EBITDA in accordance with our debt agreements is useful to investors as it impacts our ability to incur additional indebtedness, effect acquisitions, enter into certain significant business combinations, make distributions or redeem indebtedness.

In response to the Staff’s comment, in future filings the Company will replace the term “Pro forma acquisitions” to reflect a disclosure term similar to the following:

“Acquisition Adjusted EBITDA (from January 2015 thru September 2015)”.

•
We note cost savings are being included in these profit measures and will also be included in future profit measures when actually realized, which will lead to double counting. Tell us if you intend to present a non-GAAP operating performance measure that removes the double counted cost savings realized in the future;

In response to the Staff’s comment, please note the Company calculates Adjusted EBITDA in accordance with our debt agreements.  Included within the reconciliation from Adjusted EBITDA to Operating income, on a separate line, we disclose “Unrealized cost savings” to the users of our financial statements.

10. Please reconcile Adjusted EBITDA from net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K and Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In response to the Staff’s comment, in future filings the Company will reconcile Adjusted EBITDA to Net income similar to the following:

	January 2, 2016
	Four Quarters Ended	Quarterly Period Ended
Adjusted EBITDA	$1,206	$289
Acquisition Adjusted EBITDA (from January 2015 thru September 2015)	(224)	—
Unrealized cost savings (a)	(73)	(13)
Depreciation and amortization	(398)	(139)
Business optimization and other expense (b)	(61)	(35)
Restructuring and impairment	(24)	(16)
Debt extinguishment	(94)	—
Other expense (income), net	(6)	(4)
Interest expense, net	(213)	(75)
Income tax expense	(36)	(3)
Net income	$77	$4
(a) Primarily consists of unrealized synergies related to the Avintiv acquisition (b) Includes business optimization, integration expenses and non-cash charges

Form 8-K Filed February 10, 2016

11. We note your presentation of Operating EBITDA and Adjusted EBITDA. Please reconcile these measures from net income in accordance with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(b) of Regulation S-K, and Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In response to the Staff’s comment, in future filings the Company will reconcile Operating EBITDA and Adjusted EBITDA to Net income similar to the following:

			Four Quarters
	Quarterly Period Ended		Ended
	January 2, 2016	December 27, 2014	January 2, 2016

Net income	$4	$13	$77
Add: debt extinguishment	-	-	94
Add: other expense (income), net	4	(1)	6
Add: interest expense, net	75	53	213
Add: income tax expense	3	3	36
Add: non-cash amortization from 2006 private sale	8	8	32
Add: restructuring and impairment	16	5	24
Add: business optimization costs (1)	35	18	61
Adjusted operating income (4)	$145	$99	$543

Add: depreciation	103	66	296
Add: amortization of intangibles (2)	28	17	70
Operating EBITDA (4)	$276	$182	$909

Add: acquisition adjusted EBITDA (from January 2015 thru September 2015)	—		224
Add: unrealized cost savings (3)	13		73
Adjusted EBITDA (4)	$289		$1,206

(1) Includes integration expenses, non-cash charges, and other business optimization costs.

(2) Amortization excludes non-cash amortization from the 2006 private sale of $8 million for both the January 2, 2016 and December 27, 2014 quarters and $33 million for the four quarters ended January 2, 2016.

(3) Unrealized cost savings primarily represents unrealized cost savings related to the Avintiv acquisition.

(4) Supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”).  These non-GAAP financial measures should not be considered as alternatives to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP. These non-GAAP financial measures are among the indicators used by management to measure the performance of the Company’s operations, and also among the criteria upon which performance-based compensation may be based.  Adjusted EBITDA also is used by our lenders for debt covenant compliance purposes. We use Adjusted Free Cash Flow as a measure of liquidity because it assists us in assessing our Company’s ability to fund its growth through its generation of cash.  Our projected Adjusted Free Cash flow for fiscal 2016 assumes $817 million of cash flow from operations less $285 million of net additions to property, plant, and equipment and $57 million of payments under our tax receivable agreement.

Similar non-GAAP financial measures may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures.  Because of these limitations, you should consider the non-GAAP financial measures alongside other performance measures and liquidity measures, including operating income, various cash flow metrics, net income and our other GAAP results.

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Please contact me (812-424-2904) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

                        Sincerely,

/s/Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.